UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENERGEM RESOURCES INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

29267S 10 5
(CUSIP Number)

Antonio Teixeira
1st Floor, The Oaks, Riverwood Office Park, 24 Johnson Road
Bedfordview 2008, South Africa
Telephone No. 011-27-11-454-3099
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267S 10 5	13D	Page 1 of 4 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) ANTONIO TEIXEIRA
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization South African
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 350,000
	8	Shared Voting Power 45,730,579
	9	Sole Dispositive Power 350,000
	10	Shared Dispositive Power 45,730,579
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,080,579
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 38.2%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

Common Shares

Energem Resources Inc. (“Energem”)
1st Floor, The Oaks, Riverwood Office Park
24 Johnson Road
Bedfordview 2008, South Africa

Item 2. Identity and Background

Name:	Antonio Teixeira (“Teixeira”)

Residence or business Address:	1st Floor, The Oaks, Riverwood Office Park
24 Johnson Road
Bedfordview 2008, South Africa

Principal Occupation/Employment:	President and Chief Executive Officer of Energem
1st Floor, The Oaks, Riverwood Office Park
24 Johnson Road
Bedfordview 2008, South Africa

Criminal Convictions:	None

Securities Civil Proceedings:	None

Citizenship:	South African

Teixeira has indirect beneficial interests in each of Lyndhurst Limited (“Lyndhurst”) and Sir Trading SA (Proprietary) Limited (“Sir Trading”) and informally directs the voting, dispositive and other powers over common shares of Energem held by Lyndhurst and Sir Trading.

Item 3. Source and Amount of Funds or Other Consideration.

On October 7, 2004, Lyndhurst acquired 3,638,889 common shares of Energem in settlement of U.S.$5,000,000 of debt owed by Energem to Lyndhurst.

Item 4. Purpose of Transaction.

Lyndhurst acquired 3,638,889 common shares of Energem from Energem’s treasury at a deemed issue price of Cdn.$1.80 per share in connection with a debt settlement agreement effective as of September 3, 2004 between Energem and Lyndhurst with respect to the settlement of U.S.$5,000,000 (Cdn.$6,550,000 equivalent) of debt that was owed by Energem to Lyndhurst.

From time to time, Lyndhurst has acquired common shares of Energem through the Toronto Stock Exchange for investment purposes.

Teixeira has deemed beneficial ownership of 350,000 common shares of Energem that are issuable upon exercise of incentive stock options granted by Energem.

Depending on economic and financial conditions, any of Lyndhurst, Sir Trading or Teixeira may acquire further common shares of Energem (through market or private transactions or, in the case of Teixeira, also exercises of outstanding stock options) from time to time for investment purposes.

Item 5. Interest in Securities of the Issuer.

Teixeira, Lyndhurst and Sir Trading beneficially own an aggregate of 46,080,579 common shares, representing 38.2% of the outstanding common shares of Energem.

Teixeira informally directs the voting, dispositive and other powers over an aggregate of 45,730,579 common shares of Energem held by Lyndhurst and Sir Trading. As such, Teixeira does not have the sole voting or dispositive power over such shares. Voting and dispositive power over the shares may be regarded as being shared with the board of directors of each of Lyndhurst and Sir Trading, respectively.

Teixeira has sole voting, dispositive and other powers over the common shares of Energem underlying his incentive stock options to purchase an aggregate of 350,000 common shares of Energem that are deemed to be beneficially owned by him.

Except for Lyndhurst’s acquisition of the 3,638,889 common shares of Energem on October 7, 2004, no other transactions in common shares of Energem have been effected by Teixeira, Lyndhurst or Sir Trading in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Subject to there being no material changes in the beneficial ownership of Lyndhurst and Sir Trading, it is intended that Teixeira will be the reporting person for early warning reporting purposes in respect of common shares of Energem beneficially owned by Lyndhurst and Sir Trading.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2004
(Date)

/s/ Antonio Teixeira
(Signature)

ANTONIO TEIXEIRA
(Name)

Attention: Intentional misstatements or omissions of fact
constitute federal criminal violations (see 18 U.S.C. 1001)